

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

February 4, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Chand Khan
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

       RE: Form 10-K for the fiscal year ended December 31, 2007
               Form 10-Q for the period ended September 30, 2008
               Schedule 14A filed on March 28, 2008
                   File No. 1-32638

Dear Mr. Khan:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any further questions regarding our review of your filings related to legal matters, please direct them to contact Errol Sanderson, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief